FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 March 28, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 28, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




28 March 2007

ANNOUNCEMENT FOR IMMEDIATE RELEASE

SMITH & NEPHEW PLC

DOCUMENTS FOR VIEWING

Copies of the Annual Report and Accounts and Summary Financial Statement for the year ended 31 December 2006 and the Notice of Annual General Meeting of Smith & Nephew plc have today been sent to the UK Listing Authority and will be available for viewing shortly at the Document Viewing Facility which is located at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London
E14 5HS

Copies of the 2006 Annual Report and Accounts, Summary Financial Statement and Notice of Annual General Meeting are also available on the Smith & Nephew website at www.smith-nephew.com/investors and in hard copy to shareholders and ADR holders upon request to Investor Relations, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA.





PR Chambers

Company Secretary